                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                            (Amendment No.________)(1)


                           Harken Energy Corporation
                                (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)


                                  412552-10-1
                                 (CUSIP Number)


                                August 19, 1999
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ] Rule 13d-1(b)

   [x] Rule 13d-1(c)

   [ ] Rule 13d-1 (d)



______________________________

  (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------                              --------------------------------------
CUSIP No. 412552-10-1                   13G                Page    2    of     13     Pages
                                                                 -----        ----
--------------------------                              --------------------------------------

--------------------------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       XP Holdings, LLC

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a) [ ]
                                                                                     (b) [ ]

3.     SEC USE ONLY


4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

NUMBER OF              5.   SOLE VOTING POWER                                            0
SHARES
BENEFICIALLY           6.   SHARED VOTING POWER                                  8,430,010
OWNED BY
EACH                   7.   SOLE DISPOSITIVE POWER                                       0
REPORTING
PERSON WITH            8.   SHARED DISPOSITIVE POWER                             8,430,010

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       8,430,010

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                                 [ ]


11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.46%(2)

12.    TYPE OF REPORTING PERSON*

       00
--------------------------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


__________________________________

       (2) Based on 146,989,548 shares of Common Stock outstanding on August 2, 1999, as adjusted to give effect to this transaction.

--------------------------                              --------------------------------------
CUSIP No. 412552-10-1                   13G                Page    3    of     13     Pages
                                                                -------    ----------
--------------------------                              --------------------------------------


--------------------------------------------------------------------------------------------------
 1.    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       The Beacon Group Energy Investment Fund II, L.P.

 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
                                                                                       (b) [ ]


 3.    SEC USE ONLY


 4.    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

 NUMBER OF             5.   SOLE VOTING POWER                                                0
 SHARES
 BENEFICIALLY          6.   SHARED VOTING POWER                                      8,430,010
 OWNED BY
 EACH                  7.   SOLE DISPOSITIVE POWER                                           0
 REPORTING
 PERSON WITH           8.   SHARED DISPOSITIVE POWER                                 8,430,010

 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       8,430,010

 10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                                     [ ]

 11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.46%(3)

 12.   TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


__________________________________

       (3) Based on 146,989,548 shares of Common Stock outstanding on August 2, 1999, as adjusted to give effect to this transaction.

--------------------------                              --------------------------------------
CUSIP No. 412552-10-1                       13G            Page    4    of     13     Pages
                                                                  ---         ----
--------------------------                              --------------------------------------


1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Beacon Energy Investors II, L.P.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                              (a) [ ]
                                                                                      (b) [ ]


3.     SEC USE ONLY


4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

NUMBER OF              5.   SOLE VOTING POWER                                               0
SHARES
BENEFICIALLY           6.   SHARED VOTING POWER                                     8,430,010
OWNED BY
EACH                   7.   SOLE DISPOSITIVE POWER                                          0
REPORTING
PERSON WITH            8.   SHARED DISPOSITIVE POWER                                8,430,010

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       8,430,010

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                                    [ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.46%(4)

12.    TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



__________________________________

       (4) Based on 146,989,548 shares of Common Stock outstanding on August 2, 1999, as adjusted to give effect to this transaction.

--------------------------                              --------------------------------------
CUSIP No. 412552-10-1                       13G            Page    5    of     13     Pages
                                                                  ---         ----
--------------------------                              --------------------------------------

-----------------------------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Energy Fund II GP, LLC

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                              (a) [ ]
                                                                                      (b) [ ]

3.     SEC USE ONLY


4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

NUMBER OF              5.   SOLE VOTING POWER                                               0
SHARES
BENEFICIALLY           6.   SHARED VOTING POWER                                     8,430,010
OWNED BY
EACH                   7.   SOLE DISPOSITIVE POWER                                          0
REPORTING
PERSON WITH            8.   SHARED DISPOSITIVE POWER                                8,430,010

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       8,430,010

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                                    [ ]


11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.46%(5)

12.    TYPE OF REPORTING PERSON*

       00
-----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



__________________________________

       (5) Based on 146,989,548 shares of Common Stock outstanding on August 2, 1999, as adjusted to give effect to this transaction.

ITEM 1(a).  NAME OF ISSUER:

         Harken Energy Corporation ("Harken").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         16285 Park Ten Place
         Suite 600
         Houston, Texas 77084

ITEM 2(a) AND 2(b). NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE

         This statement is filed by and on behalf of (i) XP Holdings, LLC, (ii) The Beacon Group Energy Investment Fund II, L.P., (iii) Beacon Energy Investors II, L.P. and (iv) Energy Fund II GP, LLC (collectively the "Reporting Persons" and individually a "Reporting Person"). The principal business and address of each Reporting Person is 399 Park Avenue, New York, New York, 10022.

         The shares of common stock, par value $ .01 per share of Harken which are the subject of this statement, are held directly by XP Holdings, LLC.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         399 Park Avenue
         New York, New York 10022

ITEM 2(c).  CITIZENSHIP OR PLACE OF ORGANIZATION:

         Delaware

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

         Common Stock, $0.01 par value

ITEM 2(e).  CUSIP NUMBER:

         412552-10-1

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
        (b)  [ ]  Bank as defined in Section 3(a) (6) of the Exchange
                  Act.
        (c) [ ] Insurance company as defined in Section 3(a) (19) of the Exchange Act.
        (d) [ ] Investment company registered under Section 8 of the Investment Company Act.





                                   6 of 13

        (e)  [ ]  An investment adviser in accordance with Rule
                  13d-1(b) (1) (ii) (E);
        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);
        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G);
        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)
                  (14) of the Investment Company Act;
        (j)  [ ]  Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

     If this statement is filed pursuant to Rule 13d-1 (c), check this box.  [x]

ITEM 4.  OWNERSHIP.

         This Schedule 13G Statement is hereby filed by (i) XP Holdings, LLC, a Delaware limited liability company ("XP"), (ii) The Beacon Group Energy Investment Fund II, L.P., a Delaware limited partnership ("Fund II"), (iii) Beacon Energy Investors II, L.P., a Delaware limited partnership ("Investors II") and (iv) Energy Fund II GP, LLC ("Energy"). The shares and warrants constituting the shares beneficially owned by XP of Harken, were issued to XP as a result of a merger between a wholly owned subsidiary of Harken and XPLOR Energy, Inc. ("XPLOR"). XP was a shareholder of XPLOR prior to the merger. XP's principal office address is 399 Park Avenue, New York, New York 10022. The principal business of XP is holding an investment interest in Harken. Fund II is the sole member of XP. Fund II's principal business and principal office address is 399 Park Avenue, New York, New York 10022. The principal business of Fund II is to engage in energy related investments. The sole general partner of Fund II is Investors II. Investors II's principal business and principal office address is 399 Park Avenue, New York, New York 10022. The principal business of Investors II is to serve as the general partner of Fund
II. The sole general partner of Investors II is Energy. Energy's principal business and principal office address is 399 Park Avenue, New York, New York 10022. The principal business of Energy is to serve as the general partner of Investors II.

     As of the close of business on August 19, 1999, the Reporting Persons may be deemed to beneficially own, in the aggregate, the shares representing the approximate percentage of Harken's outstanding common stock as shown below.

         (a)  Amount beneficially owned: 8,430,010

         (b) Percent of class:

         5.46%, based on 154,489,548 shares of common stock outstanding on August 19, 1999.

         (c) Number of shares as to which such person has:

         (i)  Sole power to vote or to direct the vote                         0

         (ii) Shared power to vote or to direct the vote               8,430,010





                                   7 of 13

         (iii) Sole power to dispose or to direct the disposition of           0

         (iv) Shared power to dispose or to direct the disposition of  8,430,010

         Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d) (1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         N/A

ITEM 10.  CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                   8 of 13

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     August 30, 1999


                                     XP HOLDINGS, LLC, a Delaware
                                     limited liability company

                                     By:  The Beacon Group Energy
                                           Investment Fund II, L.P.,
                                           its sole member

                                     By:  Beacon Energy Investors II, L.P.,
                                           its general partner

                                     By:  Energy Fund II GP, LLC,
                                           its general partner



                                     By:    /s/ Robert F. Semmens
                                            ------------------------------------
                                            Authorized Signatory(6)





_______________

        (6) A Power of Attorney authorizing Robert F. Semmens to act on behalf of Energy Fund II GP, LLC is filed herewith as Exhibit B.

                                 EXHIBIT INDEX


                                                                     Found on
                                                                   Sequentially
        Exhibit                                                    Numbered Page
        -------                                                    -------------

      Exhibit A:      Agreement of Joint Filing                         10
      Exhibit B:      Power of Attorney                                 13





                                   10 of 13